

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

February 28, 2008

By U. S. Mail and facsimile
Mr. John Barpoulis
Senior Vice President and Chief Financial Officer
2 Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817

> **Re:    USEC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Schedule 14A**
> **Filed March 22, 2007**
> **Response Letter dated February 8, 2008**
> **File No. 1-14287**

Dear Mr. Barpoulis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,


Anne Nguyen Parker
Branch Chief